UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2008.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to

Commission File Number 1-13102

A. Full title of the Plan:
FIRST INDUSTRIAL, L.P. 401 (K) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST INDUSTRIAL REALTY TRUST, INC.
311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606
     REQUIRED INFORMATION
FINANCIAL STATEMENTS:
Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are attached hereto. Such financial statements and schedules are included in the Report in lieu of the information required by Items 1-3 of Form 11-K.

First Industrial, L.P. 401(k) Plan
Index
December 31, 2008 and 2007

Note:	Other schedules of additional information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
     First Industrial, L.P. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First Industrial, L.P. 401(k) Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Chicago, IL
June 22, 2009

First Industrial, L.P. 401(k) Plan
Statements of Net Assets Available for Benefits
At December 31, 2008 and 2007

	2008	2007
Assets
Investments at fair value (see Notes 4 and 5)	$14,777,714	$22,188,075
Wrapper contracts at fair value (see Note 3)	1,292	—
Employer contribution receivable	—	535,905

Net assets at fair value	14,779,006	22,723,980
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	73,684	15,030

Net assets available for benefits	$14,852,690	$22,739,010

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008 and 2007

	2008	2007
Additions
Additions to net assets attributed to investment income:
Interest and dividends	$775,452	$1,295,574
Interest from participant loans	15,828	16,381

Total investment income	791,280	1,311,955

Contributions:
Participant	3,462,962	3,457,943
Employer	272	536,398

	3,463,234	3,994,341

Total additions	4,254,514	5,306,296

Deductions
Deductions from net assets attributed to:
Net depreciation in fair value of investments (see Notes 4 and 5)	9,075,673	708,380
Benefits paid to participants	3,060,987	1,568,004
Administrative expenses	4,174	2,641

Total deductions	12,140,834	2,279,025

Net (deductions) additions	(7,886,320)	3,027,271
Net assets available for benefits:
Beginning of year	22,739,010	19,711,739

End of year	$14,852,690	$22,739,010

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Plan Description

The following description of the First Industrial, L.P. 401(k) Plan (the “Plan”) is intended to provide only general information. Participants should refer to the Plan agreement and the summary Plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was established on January 1, 1995, and is administered by First Industrial, L.P. (the “Employer”). The assets of the Plan are managed and administered under the terms of an agreement between the Employer and the trustee, Fidelity Management Trust Company (the “Trustee”). The Trustee is responsible for the investment of such assets and the accounting for all related receipts and disbursements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All employees who have reached age 21 are eligible to participate in the Plan on the first day of the month following the first 30 days of his or her employment.

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (“IRS”) limits. Participant contributions may also include rollovers, which represent transfers of participant account balances previously held in the former employer’s qualified plans.

Each year, the Employer will determine the amount, if any, of matching contributions, which will be contributed to the Plan, however, participant contributions in excess of 6% of pretax annual compensation, as defined in the Plan, are not matched by the Employer. The participant must be employed as of the last day of the Plan year to be eligible for any matching contributions made for that Plan year.

In no event shall the contributions credited to a participant’s account for any Plan year, either separately or when combined with the Employer contributions, exceed the allowable deduction for federal income tax purposes.

Automatic Enrollment Contributions

Each eligible employee hired by the Employer is automatically enrolled in the Plan, unless the employee makes an affirmative election not to enroll. The employee is enrolled to contribute 3% of their eligible compensation to the Plan, which will increase 1% annually on January 1st (after the employee has been participating in the Plan for at least six months), not to exceed 6%, unless the participant specifies an election percentage.

Participant Accounts

Each participant’s account is credited with that participant’s contributions and allocations of a) the Employer contribution, if any, and b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net investment gain or loss for each of the investment assets is allocated daily to each participant’s elective accounts in the proportion to which each such account bears to the total of all such asset accounts.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Vesting

All participant and Employer contributions and earnings thereon are fully and immediately vested.

Participant Loans

Within the limits of IRS regulations, which change from time-to-time, a loan may be requested for any reason by a participant. The minimum loan is $1,000. The maximum loan is generally limited to the lesser of:

(1) 50% of the participant’s vested account balance, or

(2) $50,000, minus the highest outstanding loan balance in the prior 12 months.

The loan repayment period is set at a maximum of 5 years except in the case of a loan for the purpose of acquiring a principal residence, in which case the loan may be repaid over 10 years. Participants may only have one loan outstanding at any time. The Plan administrator sets the rate of interest which, in general, approximates the prevailing interest rates charged by lending institutions for loans which would be made under similar circumstances. The interest rate remains fixed throughout the duration of the loan. Upon termination with the Employer, the loan is due immediately. Outstanding loan balances may be paid off at any time while employed by the Employer; partial pre-payments are not permitted.

Payment of Benefits

Upon termination of service due to death, disability, and retirement or due to other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his/her account or be paid in periodic payments if the account balance exceeds $5,000. If a participant terminated employment and the account balance is less than $5,000, a lump sum payment will be made unless the participant chooses to make a direct rollover into another eligible retirement plan. The participant is required by law to receive a minimum required distribution from the Plan, unless he/she is a 5% owner of the Employer, no later than April 1 following the year he/she reaches 70 1/2 years old. A 5% owner of the Employer must receive a minimum distribution no later than April 1 of the calendar year following the calendar year he/she turns 70 1/2 years old.

Administrative Expenses

Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Employer. Loan processing fees are paid by the participant and deducted from their Plan assets.

2.	Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments and Income Recognition

Shares of registered investment funds and common stock are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the collective trust is valued based on its proportionate share of the fair value of the underlying investments held by the trust. Refer to Note 5 for disclosures provided for fair value measurements of Plan investments.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contract Value

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the collective trust as well as the adjustment of the fully benefit-responsive investment contracts held in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Participant Loans

Participant loans are stated at amortized cost. Differences, if any, from fair value are not considered material in relation to net assets. At December 31, 2008 and 2007, there were no loans in default that exceeded the participants’ vested account balances.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
3.	Investment Contracts

The Plan invests in a collective trust fund. Fidelity Managed Income Portfolio, the collective trust, may invest in various benefit-responsive investment contracts, such as short and long-term investment contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts or wrap contracts, comprising underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and a “wrapper” contract issued by a third party, and cash equivalents represented by units of a money market portfolio (collectively, the “investment contracts”). The wrapper contract is a contract with a third party to provide market and cash flow risk protection to the Plan for the Fidelity Managed Income Portfolio.

As described in Note 1, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the investment contracts. Therefore, investments in GICs, BICs and wrap contracts are valued at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the collective trust to transact at contract value with the issuer. The Employer does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield of the investment contracts based on interest rate credited to participants was approximately 3.75% and 4.37% at December 31, 2008 and 2007, respectively.

4.	Investments

The investment assets of the Plan as of December 31, 2008 and 2007 were held, and all transactions therein were executed by the Trustee, under terms of the trust agreement. Participants in the Plan may direct the Trustee to invest their account balances in one or more of twenty-two investment options, including First Industrial Realty Trust, Inc. common stock. The following is a summary of those investments held at December 31, 2008 and 2007 that individually exceed five percent of net assets available for benefits:

	2008		2007
Fidelity Managed Income Portfolio	$1,439,670	*	$1,398,088	*
Fidelity Balanced Fund	1,421,366		2,143,679
Fidelity Equity-Income Fund	1,160,485		2,063,900
Fidelity Spartan U.S. Equity Index Fund	1,828,455		3,057,919
Fidelity Dividend Growth Fund	1,078,860		2,308,460
Baron Asset Fund	1,104,023		2,157,065
Fidelity Diversified International Fund	1,406,838		2,791,937
First Industrial Realty Trust, Inc.	787,299		809,058
Fidelity U.S. Bond Index Fund	855,382		723,461

*	Investment is stated at contract value for the years ended December 31, 2008 and 2007, rather than fair value.
During 2008, the Plan’s common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(789,596) and $(8,286,077), respectively. During 2007, the Plan’s common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(269,606) and $(438,774), respectively.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
5.	Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) and subsequently adopted certain related FASB staff positions. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2008, the Plan investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at
		December 31, 2008 using:
		Quoted Prices	Significant
		in Active	Other
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)
Net Assets at Fair Value:
Registered Investment Funds	$12,363,192	$12,363,192	$—	$—
Common Stock	787,299	787,299	—	—
Collective Trust	1,365,986	—	1,365,986	—
Loans to Participants	262,529	—	—	262,529

Total Net Assets at Fair Value	$14,779,006	$13,150,491	$1,365,986	$262,529

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Registered investment funds
The shares of registered investment funds are valued at quoted market prices on an exchange in active markets, which represent the net asset values of shares held by the Plan at year end, and are classified as Level 1 investments.
Common stock
Common stock consists solely of First Industrial Realty Trust, Inc. common stock which is stated at fair value as quoted on a recognized securities exchange, is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment.
Collective trust
The collective trust is composed of fully benefit-responsive investment contracts and is classified as a Level 2 investment. The collective trust is not available on an exchange in an active market; however, the fair value is determined based on the underlying investments as traded on an exchange in an active market using the most recent bid prices available, or, if prices are not readily available, securities may be valued by other methods. These methods include reviewing price movements in future contracts and American depository receipts, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading, and then making a good faith determination of a security’s value. Included in the collective trust are wrapper contracts in the amount of $1,292.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Although the Company has determined that the inputs used to value the collective trust fall within Level 2 of the fair value hierarchy, the wrapper contracts included utilize Level 3 inputs, such as valuing the contracts using a discounted cash flow model. However, the Company has assessed the significance of the impact of the wrapper contracts on the overall valuation of the collective trust and has determined that the wrapper contracts are not significant to the overall valuation of the collective trust. As a result, the Company has determined that the valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Loans to Participants
Loans to participants are valued at their outstanding balances at amortized cost, which approximate fair value and are classified as Level 3 investments.
Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Fair Value
Measurements
Using Significant
Unobservable Inputs
(Level 3)
Participant Loans
Beginning asset balance, January 1, 2008	$203,869
Issuances and repayments, net	58,660

Ending asset balance, December 31, 2008	$262,529

6.	Plan Termination

Although the Employer has reserved the right to amend or terminate the Plan, it was established with the intention that the Plan and the payment of contributions will be indefinite. In the event of termination, each participant or beneficiary, as the case may be, is entitled to receive any amounts credited to his or her accounts in the Plan, provided, however, that the Employer is not required to effect such distribution until written evidence of approval of such termination and distribution has been received from the Commissioner of the IRS. Presently, there is no intention on part of the Employer to terminate the Plan.

7.	Tax Status

The IRS has determined and informed the Employer by letter dated August 11, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Accordingly, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the requirements of Section 401(a) of the IRC. Therefore, no provision for income taxes has been recorded by the Plan.

During 2007 and 2008, the Company identified inconsistencies between the employees participating in the Plan and those defined as an eligible class under the Plan. Therefore, the Company executed amendments to the Plan, effective May 22, 1997, to include First Industrial Investment, Inc. (inclusive of any former entity names) as a related employer whose employees are included in the eligible class of participants under the Plan. The Company submitted an application to the IRS under the Voluntary Correction Program for approval of the correction and is awaiting comment from the IRS. The error correction is not expected to have a significant impact on the Plan.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
8.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and common stock of First Industrial Realty Trust, Inc., an affiliate of the Employer. Additionally, certain participants have loans outstanding to the Plan. Therefore, these transactions qualify as party-in-interest transactions.

Administrative expenses paid by the Plan for the years ended December 31, 2008 and 2007 were $4,174 and $2,641, respectively. Expenses incurred by the Employer to the Trustee for recordkeeping and investment management services were $20,163 and $46,933 for the years ended December 31, 2008 and 2007, respectively.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial Statements	$14,852,690	$22,739,010
Less: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(73,684)	(15,030)

Net assets available for benefits per the Form 5500	$14,779,006	$22,723,980

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2008
Net deductions per the financial statements	$(7,886,320)
Less: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(58,654)

Net loss per the Form 5500	$(7,944,974)

10.	Subsequent Events

Total distributions of $919,098 were paid from January 1, 2009 to June 17, 2009 relating to employees terminated during 2008.

SUPPLEMENTAL SCHEDULE

First Industrial, L.P. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	Description of investment
	including maturity date, rate of
Identity of issue, borrow, lessor or	interest, collateral, par, or		Current
similar party	maturity value	Cost**	Value
* First Industrial Realty Trust, Inc.	Common Stock		$787,299
* Fidelity Managed Income Portfolio	Collective Trust		1,365,986
* Fidelity U.S. Bond Index Fund	Registered Investment Fund		855,382
* Fidelity Balanced Fund	Registered Investment Fund		1,421,366
* Fidelity Equity-Income Fund	Registered Investment Fund		1,160,485
* Fidelity Real Estate Investment Portfolio	Registered Investment Fund		646,263
* Fidelity Spartan U.S. Equity Index Fund	Registered Investment Fund		1,828,455
* Fidelity Dividend Growth Fund	Registered Investment Fund		1,078,860
Baron Asset Fund	Registered Investment Fund		1,104,023
* Fund Fidelity Freedom Income Fund	Registered Investment Fund		100,972
* Fidelity Freedom 2000 Fund	Registered Investment Fund		105,693
* Fidelity Freedom 2005 Fund	Registered Investment Fund		21,992
* Fidelity Freedom 2010 Fund	Registered Investment Fund		703,049
* Fidelity Freedom 2015 Fund	Registered Investment Fund		107,172
* Fidelity Freedom 2020 Fund	Registered Investment Fund		660,105
* Fidelity Freedom 2025 Fund	Registered Investment Fund		316,519
* Fidelity Freedom 2030 Fund	Registered Investment Fund		394,454
* Fidelity Freedom 2035 Fund	Registered Investment Fund		98,895
* Fidelity Freedom 2040 Fund	Registered Investment Fund		313,624
* Fidelity Freedom 2045 Fund	Registered Investment Fund		23,122
* Fidelity Freedom 2050 Fund	Registered Investment Fund		15,923
* Fidelity Diversified International Fund	Registered Investment Fund		1,406,838
* Participant loans	Loans to Participants (maturities range from 1 to 8 years, interest rates range from 6.25% to 10.25%).		262,529

			$14,779,006

*	Denotes party in interest.

**	Cost information has been omitted with respect to participant or beneficiary directed transactions.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan (the “Plan Administrators”)) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FIRST INDUSTRIAL, L.P. 401 (K) Plan

	By:	FIRST INDUSTRIAL, L.P., as Plan Administrator

	By:	FIRST INDUSTRIAL REALTY TRUST, INC, as
sole general partner of First Industrial, L.P.

Date: June 23, 2009	By:	/s/ Scott A. Musil Scott A. Musil
Chief Financial Officer

EXHIBIT INDEX
Exhibit No.

23	Consent of PricewaterhouseCoopers LLP